JEFFERSON NATIONAL LIFE INSURANCE COMPANY
                                  Dallas, Texas
          Administrative Office: 9920 Corporate Campus Dr., Suite 1000,
                              Louisville, KY 40223



                                   ENDORSEMENT



The contract to which this endorsement is attached is hereby amended as follows:


The DEATH BENEFIT AMOUNT provision is modified by changing the reference to "partial withdrawals" to now read "adjusted partial withdrawals." This provision now reads as follows:

DEATH BENEFIT AMOUNT: During the Accumulation Period, if death of an Owner occurs prior to Age 80, the death benefit will be the greater of: a) the Contract Value; or b) total Purchase Payments less any Adjusted Partial Withdrawals and contingent deferred sales charges. Adjusted Partial Withdrawals are equal to: the Partial Withdrawal including the contingent deferred sales charge any applicable premium tax withheld, multiplied by the Death Benefit immediately prior to the Partial Withdrawal, divided by the Contract Value immediately prior to the Partial Withdrawal. If Age 80 or older, the death benefit will be equal to the Contract Value. The Contract Value will be determined as of the Business Day the Company receives both due proof of death and an election for the payment method. If Joint Owners are named, the death benefit is determined based on the Age of the oldest Owner.

After the death benefit amount is determined, it remains in the Separate Account and/or Fixed Account until distribution begins. From the time the death benefit amount is determined until complete distribution is made, any such amount in the Separate Account will be subject to investment risk, which is borne by the Beneficiary.


IN WITNESS WHEREOF, The Company has caused this endorsement to be executed at its Administrative Office in Louisville, Kentucky.



                  /s/ Craig A. Hawley
                  -------------------
                  Secretary